Exhibit 99.6

CONSENT OF McDANIEL & ASSOCIATES CONSULTANTS LTD.

To:  The Board of Directors of Provident Energy Ltd.

Reference:	Renewal Annual Information Form and Form 40F
of Provident Energy Trust (the "Trust")

Dear Sirs:

We refer to the renewal annual information form of Provident Energy Trust (the "Trust") dated March 16, 2009 (the "AIF") and the Form 40-F of the Trust.

McDaniel & Associates Consultants Ltd. ("McDaniel") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by Provident Energy Ltd.  We understand that the AIF and Form 40-F contain references to the McDaniel Report dated March 2, 2009 effective December 31, 2008 (the "Report"), and to our having evaluated the oil and natural gas reserves in respect of these properties.  Summaries of and excerpts from the Report are included in the Form 51-101F1.  The AIF and Form 40-F contain reference to the Form 51-101F1 and to Form 51-101F2 of McDaniel dated March 2, 2009.

We hereby consent to the use of our name and reference to the said Report in the AIF and Form 40-F.

Dated this 13 day of March 2009.

Yours very truly,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by B. J. Wurster
_________________________
B. J. Wurster, P. Eng.

BJW:jep

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com